United States securities and exchange commission logo





                         July 7, 2021

       Tiewei Song
       Chief Executive Officer
       BIMI International Medical Inc.
       No. 10, Huasheng Road, Floor 21
       Yuzhong District, Chongqing, P. R. China, 404100

                                                        Re: BIMI International
Medical Inc.
                                                            Form S-1 filed June
28, 2021
                                                            File No. 333-257479

       Dear Mr. Song:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dale
Welcome at 202-551-3865 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing